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SEC FILE NUMBER
8-39446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 North 4th Street, Suite 141
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter B. Ecob	641-472-8800	pecob@capmgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 103	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter B. Ecob _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management Partners, Inc. _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Peter B. Ecob_ _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Capital Management Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2025, the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Partners, Inc. management. Our responsibility is to express an opinion on Capital Management Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act have been subjected to audit procedures performed in conjunction with the audit of Capital Management Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Capital Management Partners, Inc.'s auditor since 2025.

Maitland, Florida

May 1, 2026

Capital Management Partners, Inc.
Statement of Financial Condition
As of December 31, 2025

ASSETS

Current Assets:

Cash	50,795
Commissions Receivable	168,539
Prepaid Expenses	5,880
Total Current Assets:	**225,214**
Fixed Assets--Net:	0
Other Assets	459
TOTAL ASSETS	**225,673**

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities:

Sales commissions payable	47,786
Expense and other reimbursements payable	6,842
Accounts payable and accrued expenses	20,297
Total Current Liabilities:	**74,925**

Shareholder Equity:

Common stock, no par value, 3000 shares authorized, 2105 issued and 895 outstanding, no par	652,489
Treasury stock, at cost	(234,196)
Retained deficit	(267,545)
Total Shareholder Equity	**150,748**
Total Liabilities & Shareholder Equity	**225,673**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2025

Revenues:

Management and incentive fees	376,352
Other income	68,000
Interest Income	66
Total revenues:	**444,418**

Expenses:

Commission expenses	42,354
Salaries and benefits	135,964
Travel	58,635
Accounting--audit and tax	16,175
General administration	46,688
Total expenses:	**299,816**
NET INCOME:	**144,603**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Operating activities:	
Net income (loss)	$144,603
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	7,630
Changes in other operating assets and liabilities:	
Commissions receivable	(143,111)
Prepaid expense	1,289
Sales commissions payable	18,320
Expense and other reimbursements payable	1,434
Accounts payable and accrued expenses	(2,449)
Net cash provided by operations	$27,716
Financing activities:	
Dividends paid	($65,000)
Net cash used by financing activities	(65,000)
Net decrease in cash during the fiscal year	($37,284)
Cash at December 31, 2024	88,079
Cash at December 31, 2025	50,795
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2025

	Common Shares	Stated Amount	Treasury Stock	Retained Surplus (Deficit)	Total
Balance at December 31, 2024	2,105	$652,489	($234,196)	($347,148)	$71,145
Dividends paid shareholder				(65,000)	(65,000)
Net income (loss)				144,603	144,603
Balance at December 31, 2025	2,105	$652,489	($234,196)	($267,545)	$150,748

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2025

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements. The Company ceased doing business as an Introducing Broker (IB) effective June 4, 2021.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Management and incentive fees: The Company receives management and incentive fees from customers which were previously introduced to a fund based on a percentage applied to customer assets under management which can be paid quarterly or monthly. In certain instances, these fees are considered variable consideration as the uncertainty is dependent on the value of the assets for which the Company is not able to assess in order to make an estimate. Revenues are recognized once it is probable that a significant reversal will not occur. Revenue is earned as performance obligations are met over the passage of time.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office/Computer equipment	5 years
Furniture and Fixtures	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2025.

Office/Computer equipment	$69,697
Furniture and Fixtures	5,827
Accumulated Depreciation	(75,524)
Fixed assets- net	$0

Depreciation expense for the year ended December 31, 2025 was $7,628.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company had adjusted net capital of $22,275, which was $17,275 in excess of its required net capital of $5,000. At December 31, 2024, ratio of aggregate indebtedness to net capital schedule is 336.36%.

5. Commissions receivable

Commissions receivable are stated at the amount management expects to collect and amount to $168,539 at December 31, 2025.

6. Credit losses

The company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $25,428 and $168,539, respectively.

7. Dispute with Manhattan Advisory Services, Incorporated

During 2025, the Company was in dispute regarding payment of services for funds for which it raises capital: Abaco Advisory Company Ltd. ("Abaco") and Manhattan Advisory Services, Inc. ("MASI"). Both of these funds were paid through MASI. The claim against MASI was $18,043 through December 31, 2024, and was accruing at the rate of approximately $2,300/month. The claim against Abaco was $41,408 through December 31, 2024, and was accruing at the rate of approximately $2,200/month. Most recent payment for MASI was April 2024 and most recent payment for Abaco was October 2023. Both were clearly in breach of contract and had been paid monthly for many years. CMP served a demand for mediation on MASI, who indicated it would respond to the demand after March 14, 2024. If MASI had rejected mediation or if mediation failed, CMP would have commenced an arbitration against MASI. In addition, CMP had commenced an action in the Superior Court of New Jersey, Monmouth County, against Abaco for damages exceeding $50,000. Through counsel, CMP was in the process of effectuating service of process on Abaco.

On August 18, 2025, CMP received a settlement in the amount of $68,000 from the attorney handling the dispute with MASI for all claims.

8. ASC 280

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of one service which consists of referring their clients to hedge funds. Peter Ecob, Chief Financial Officer, is the Chief Operating Decision Maker (CODM). The main function of the CODM is to ensure revenues are coming into the Company to maintain sufficient net capital. The Company's operations constitute a single operating segment and therefore, a reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as described in the summary of significant policies. Refer to the concentration of revenue footnote.

9. Concentration of Credit Risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

As of December 31, 2025, one money manager accounted for approximately 63.48% of accounts receivable and three money managers accounted for approximately 71.5% of revenue (29.6, 22.8, and 19.1, respectively) for the year ended December 31, 2025.

10. Commitments or Contingencies

There are no commitments or contingencies as of December 31, 2025.

11. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2025, through the date of this report and found no material subsequent events requiring adjustments or disclosures.

12. Leases

The Company has a lease on a month-to-month basis in the amount of $650. The Company paid a total of $7,800 in the year.

13. Cash and Cash Equivalents

The Company classifies cash accounts and certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market funds seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission

Shareholders' equity	$150,748
Nonallowable assets:	
Non allowable portion of commissions receivable	($122,132)
Prepaid expenses	(5,880)
Other receivables	(0)
Advances to affiliate	(0)
Fixed assets-net	(0)
Other asset	(461)
Total debits	(128,473)
NET CAPITAL	$22,275
Haircuts	(0)
ADJUSTED NET CAPITAL	$22,275
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$17,275
AGGREGATE INDEBTEDNESS:	$74,925
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	366.36%
Net Capital in Excess of Required Minimum	$17,179

Reconciliation with Company's Computation (included in Part II of Form X-17A-5) as of December 31, 2025.

Net Capital, as reported in Company's Part II (unaudited FOCUS report) (filed on January 21, 2026	$95,077
Decrease in allowable assets:	(72,802)
Net Capital per the preceding:	$22,275

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No.34-70073. The Company does not hold customer funds or securities.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Capital Management Partners, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemptive provisions of SEC Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Capital Management Partners, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Management Partners, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Partners, Inc.'s compliance with the provision of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 1, 2026



CAPITAL MANAGEMENT
PARTNERS, INC.

April 15, 2026

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2025

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sincerely,

Peter B. Ecob
Chief Financial Officer

1100 North 4th Street, Suite 141
Fairfield, Iowa 52556
641-472-8800 • 800-621-2520 • Fax: 641-472-7320
Web site: www.capmgt.com